CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                               Stifel Financial Corp.
                                 (Name of Issuer)

                        Common Stock, par value $.15 per share
                            (Title of Class of Securities)

                                   860630 10 2
                                  (CUSIP Number)

                                 Mr. Del Mintz
                                 22732 Rye Road
                                Shaker Heights,
                                  Ohio  44122
                                (216) 283-0001
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                 June 7, 1996
               (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting benefi-cial ownership of more than five percent of the class of securi-ties described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                     13D
      CUSIP NO. 860630 10 2                       PAGE 2  OF 6 PAGES

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Del Mintz
            ###-##-####

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) ( )
                                                      (b) ( )

        3   SEC USE ONLY

        4   SOURCE OF FUNDS*
            PF

        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.

                                        7    SOLE VOTING POWER
                                               267,000

                NUMBER OF               8    SHARED VOTING POWER
                 SHARES                            -0-
               BENEFICIALLY
                 OWNED BY               9    SOLE DISPOSITIVE POWER
                  EACH                         267,000
               REPORTING
                PERSON                 10    SHARED DISPOSITIVE POWER
                 WITH                              -0-

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            267,000

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        ( )

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.0%

       14   TYPE OF REPORTING PERSON*
            IN


          ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which this Statement relates is the Common Stock, par value $.15 per share (the "Common Stock"), of Stifel Financial Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 N.Broadway, St. Louis, Missouri 63102.

          ITEM 2.   IDENTITY AND BACKGROUND.

               This statement is being filed by Mr. Del Mintz, whose residence address is 22732 Rye Road, Shaker Heights, Ohio 44122. Mr. Mintz's principal occupation is as Chairman of the Board and Chief Executive Officer of Tele Trak, Inc. and Cleveland Mobil Radio Sales, Inc., companies providing telephone answering and radio communications services, which are located at 5533 State Street, Parma, Ohio 44124. Mr. Mintz is a United States citizen.

               During the last five years Mr. Mintz has not been
          (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The 267,000 shares of Common Stock, par value $.15 per share, of the Issuer, to which this Statement relates, were acquired by Mr. Mintz for $1,829,251.
          The shares of Common Stock were acquired for cash utilizing Mr. Mintz's personal funds.

          ITEM 4.   PURPOSE OF TRANSACTION.

               The shares of Common Stock to which this Statement relates were acquired by Mr. Mintz in the ordinary course of his business in connection with his investment activities.

               Mr. Mintz at any time or from time to time may (i) acquire, or agree to acquire, or acquire put or call options relating to, additional shares of Common Stock or other securities of the Issuer, (ii) sell, or agree to sell, or sell put or call options relating to, some or all such shares of Common Stock or such other securities of the Issuer owned by Mr. Mintz, in each such case in the open market, in negotiated transactions or otherwise, (iii) engage in various other forms of hedging transactions with respect to securities of the Issuer, including short sales of shares of Common Stock of the Issuer, (iv) make or receive proposals and enter into negotiations with respect to such transactions and/or (v) surrender such shares of Common Stock or such other securities of the Issuer owned by Mr. Mintz in connection with any merger, tender offer or other acquisition transaction involving the Issuer. Mr. Mintz's decisions in such regard will be based upon the prevailing price of the shares of Common Stock or other such securities in the open market and/or in any negotiated transactions, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Issuer, tax considerations and any other relevant factors.

               Other than as described above, Mr. Mintz has no plans or proposals that relate to or would result in any transactions involving the Issuer or any of its subsidiaries or securities of the type or kind listed in Item 4 of Schedule 13D adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

          ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

               (a-b) As of the date of this Statement, Mr. Mintz beneficially owns 267,000 shares of the Common Stock. Based on the 4,475,897 shares of Common Stock reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 1996, Mr. Mintz beneficially owns approximately 6.0% of the outstanding shares of Common Stock. Mr. Mintz has the sole power to vote and dispose of 267,000 shares of the Common Stock.

               (c)  Within the past 60 days, Mr. Mintz has
          effected the following purchases of the Common Stock in open market transactions:


          PURCHASE
          DATE       SHARES    PRICE         TOTAL

          4/08/96   600       $6.375      $ 3,878.25
          4/09/96   1000      $6.375      $ 6,428.25
          4/10/96   100       $6.375      $   640.75
          4/11/96   4200      $6.375      $26,904.25
          4/12/96   300       $6.375      $ 1,965.75
          4/15/96   2200      $6.375      $14,118.25
          4/16/96   5800      $6.375      $37,203.25
          4/17/96   1600      $6.375      $10,278.25
          4/18/96   600       $6.375      $ 3,878.25
          4/19/96   1800      $6.375      $11,553.25
          4/26/96   700       $6.375      $ 4,525.75
          4/29/96   9500      $6.375      $60,890.75
          4/30/96   500       $6.375      $ 3,240.75
          5/02/96   1500      $6.50       $ 9,803.25
          5/16/96   2500      $7.125      $17,915.75
          5/24/96   2800      $7.477      $21,040.81
          5/28/96   5500      $8.00       $44,178.25
          5/28/96   500       $7.50       $3,803.25
          5/29/96   10000     $8.00       $80,350.00
          5/29/96   4500      $8.00       $36,178.25
          5/31/96   10000     $8.00       $80,350.00
          5/31/96   9900      $8.00       $79,553.25
          5/31/96   100       $8.00       $803.25
          6/04/96   30065     $7.993      $241,121.81
          6/07/96   45000     $7.750      $350,103.25

               (d-e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                    THE ISSUER.

               Mr. Mintz holds the shares of Common Stock in a normal margin account, under which he may from time to time maintain margin balances. As of the date of this Statement, Mr. Mintz does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.


                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:   June 13, 1996

                                        By /s/ Del Mintz
                                           _____________________________
                                           Name:  Del Mintz